UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 7, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LUXOTTICA GROUP S.P.A.

REMUNERATION REPORT

In accordance with article 123-ter of the Legislative Decree 58/1998, in compliance with article 84-quater of the Regulations for Issuers and article 6 of the Code of Conduct of Borsa Italiana S.pA.

Approved by the Board of Directors on March 1, 2016

INTRODUCTION

1.                                     This remuneration report (the “Report”) has been prepared in accordance with article 123-ter of Legislative Decree 58/98 (the Italian Consolidated Financial Law) and article 84-quater of the Regulations for Issuers, as well as in compliance with the Code of Conduct for companies quoted on the Borsa Italiana S.p.A (the “Code of Conduct”).

2.                                     The Report is divided into two Sections.

3.                                     Section 1 of the Report describes the policy of Luxottica Group S.p.A. (hereinafter “Luxottica” or the “Company” or the “Issuer”) and its controlled companies pursuant to article 93 of the Italian Consolidated Financial Law (the “Group”) on the remuneration (the “Remuneration Policy”) of:

(a)                                the members of the board of directors, differentiating between executive directors and non-executive directors of the Company;

(b)                                the general managers of the Company (if appointed);

(c)                                 the executives with strategic responsibilities in Luxottica Group, meaning those that have the direct or indirect power and responsibility to plan, direct and control the activities of the Company according to the definition provided on the subject in Annex 1 of the CONSOB regulations on transactions with related parties, adopted with resolution no. 17221 of March 12, 2010, as identified by the bodies appointed to do so from time to time, with the exception of the auditors; and

(d)                                the top management (“Senior Managers”) of the Group.

4.                                     The procedures adopted by the Company for preparation and approval of the Remuneration Policy are also set forth, as well as identifying those committees and individuals responsible for implementation of this policy.

5.                                     The Remuneration Policy set forth below was approved by the Board of Directors on March 1, 2016 based on the recommendation of the Human Resources Committee and will be submitted for an advisory vote at the Ordinary Meeting of Stockholders on April 29, 2016.

6.                                     The Remuneration Policy may be subject to revision and updating by the Board of Directors, upon the proposal of the Human Resources Committee, which regularly assesses its adequacy, overall coherence and actual application.

7.                                     The Board of Statutory Auditors monitors the application of the Remuneration Policy step by step and, if necessary, reports to the Board of Directors.

8.                                     Section II of the Report includes the various components that comprise the remuneration of the persons listed in the categories above in 3(a) - (d) and the members of the Board of Statutory Auditors of Luxottica (the “Auditors”) together with an analysis of all the components of remuneration paid to these individuals, for any reason and in any form, in 2015 by the Company and its subsidiaries, as well as its associated companies.

9.                                     Furthermore, this Report contains (i) specific tables that disclose the positions held in the Company and its subsidiaries by the Directors, Auditors, general managers and executives with strategic responsibilities (as well as by persons closely connected to them) in accordance with article 84-quater, paragraph 4, of the Regulations for Issuers; and (ii) a specific table that discloses information on the financial instruments and/or Luxottica shares granted under the plans approved pursuant to article 114-bis of the Italian Consolidated Financial Law in accordance with article 84-bis, paragraph 5, of the Regulations for Issuers.

10.                              In accordance with the CONSOB regulation on transactions with related parties, adopted with resolution no.17221 on March 12, 2010 and the Procedure for Transactions with Related Parties adopted by the Company on October 25, 2010 and available on the Company’s website (www.luxottica.com, “Governance” section) (the “Procedure”), Luxottica’s adoption of the Remuneration Policy exempts the Company from applying the provisions stated in the above Procedure requiring the adoption of Board resolutions on the remuneration for Directors performing special duties as well as executives with strategic responsibilities, pursuant to article 13 of the above-mentioned CONSOB regulation and article 3.2(b) of the Procedure.

SECTION I

REMUNERATION POLICY

1.                                     PROCEDURES USED FOR THE ADOPTION AND IMPLEMENTATION OF THE REMUNERATION POLICY

1.1                              Process for the preparation and approval of the Remuneration Policy

1.                                     The Remuneration Policy, which is submitted annually to the Board of Directors by the Human Resources Committee for approval, is the result of a clear and structured process that, consistent with the regulatory directions and suggestions to the Code of Conduct, proactively involves the following corporate bodies and functions: the Meeting of Stockholders, Board of Directors, Human Resource Committee and Human Resource Department.

2.                                     The Human Resource Committee, based on its powers, submits proposals to the Board on the structure and content of the Remuneration Policy and - together with the entire Board - monitors the proper implementation of the Remuneration Policy with the support of specific corporate functions.

3.                                     Once the Board of Directors has examined and approved the Remuneration Policy it is put to a consultative/advisory vote at the Ordinary Meeting of Stockholders.

4.                                     The guiding principles of the Remuneration Policy, initially devised in 2012 with the involvement of consulting company Hay Group Italia, an independent expert, were subsequently developed and refined through updates and revisions made over time by the Board of Directors, upon the proposal of the Human Resources Committee.

5.                                     For the purposes of the definition and revision of the Remuneration Policy, customary procedures and market remuneration levels, experience from the application of the Luxottica Remuneration Policy in previous years, regulatory provisions and CONSOB indications and, in general, regulatory framework and recommendations of the Code of Conduct on remuneration in force from time to time are constantly analyzed, monitored and evaluated.

1.2                              The Governance of the Company and the Remuneration Policy

1.2.1                    The Organizational System

1.                                     The Group has adopted an organizational system aimed at ensuring consistency and transparency in relation to its remuneration policy, which is based on the role of direction, coordination and competitive alignment performed chiefly by the Group’s Human Resources Department. The existing model in fact aims at guaranteeing appropriate control of standard remuneration practices in the Group, ensuring that informed decisions regarding remuneration are duly made at the appropriate level of the organization.

2.                                     In order to fairly and consistently acknowledge the responsibilities assigned to, as well as the results obtained by, all relevant individuals, in addition to fostering actions and conduct in line with the corporate culture, decisions on remuneration for directors who are also employees of the Company or Group, executives with strategic responsibilities and senior managers are controlled by specific boards and functions of the parent company; on the other hand, for lower levels the regional and local Human Resource Departments, where present, are responsible for the proper application of the Remuneration Policy on a local level, yet in full compliance with the centrally defined remuneration systems and plans, and with an eye, in particular, to guaranteeing their consistency, transparency and sustainability.

RESPONSIBILITY	AREA CONCERNED		BENEFICIARIES

Corporate	•	Fixed remuneration	•	Directors who are employees
	•	Variable remuneration	•	Other Executives with strategic responsibilities
	•	Medium to Long-term Incentive Plans	•	Senior managers

Regions / Business	•	Fixed remuneration	•	Other managers
	•	Variable remuneration	•	Employees of regional and local organizations
	•	Benefits

1.2.2                    The Human Resources Committee

1.                                     The Board of Directors, in accordance with the recommendations of the Code of Conduct, set up the Human Resources Committee in 2004.

2.                                     The members of the Human Resources Committee in office, appointed by the Board of Directors on April 24, 2015, are the independent directors Andrea Zappia (Chairman) and Marina Brogi, and Mario Notari, a non-executive director. Until April 24, 2015, the Committee in office was made up of the independent directors Claudio Costamagna (Chairman), Anna Puccio and Marco Mangiagalli.

3.                                     The Chairman Andrea Zappia and the directors Brogi and Notari have specific and adequate expertise on financial matters, which was evaluated by the Board of Directors at the time of their appointment, in compliance with the requirements set forth in the Code of Conduct. Until April 24, 2015, the Chairman in office was Claudio Costamagna, who also had specific and adequate expertise in financial matters, as evaluated by the Board of Directors at the time of his appointment.

4.                                     The Human Resources Committee performs advisory and supervisory functions, including making recommendations, in particular with respect to:

•                               making proposals to the Board of Directors for the definition of the remuneration policy applicable to directors and executives with strategic responsibilities;

•                               regularly assessing the adequacy, overall consistency and actual application of the Remuneration Policy;

•                               making proposals or offering opinions to the Board of Directors on the remuneration of the Managing Director and the other directors holding particular positions;

•                               defining the target market in which to assess the competitiveness of the remuneration of the directors, executives with strategic responsibilities and the management;

•                               assessing the target positioning of the Company with regard to all the remuneration components (base salary, monetary incentive systems, non-monetary remuneration) and the best mix of these components;

•                               reviewing the remuneration of the directors, executives with strategic responsibilities and the management, the criteria for the composition of the board of directors of significant subsidiaries and supervising their application;

•                               assessing proposals for the introduction of short and long-term monetary and share incentive plans to be submitted to the Board of Directors for approval;

•                               identifying the performance indicators necessary for guaranteeing the consistency of the generation of the amount and the reward systems; additionally, monitoring the application of the decisions made by the Board of Directors, checking in particular that performance targets have been reached;

•                               reviewing the objectives that the short- and long-term incentive systems are based on, as well as the results achieved, and submitting them to the Board of Directors for approval.

5.                                     Furthermore, the Committee reviews and approves the Human Resources management and development objectives and strategies and reviews the results achieved. In particular, the Committee:

•                               assesses the results of internal surveys on the organizational environment and external surveys on the reputation of the Company;

•                               reviews the organizational requirements of the Company and actions taken to effectively assign key positions (known as succession plans); makes inquiries for the preparation and revision of succession plans adopted by Board of Directors;

•                               assesses the results of the initiatives aimed at increasing the value of the key resources of the organization;

•                               assesses the effectiveness of the strategic partnerships set up by the Company with Universities and Business Schools, as well as more general initiatives taken with regard to the labor market;

•                               assesses the effectiveness of internal communication initiatives.

6.                                     The Human Resources Committee is granted access to company information and functions deemed necessary for the performance of its own tasks and may also make use of external consultants and advisors in the performance of its duties, after having assessed that the latter parties are not in any situations that may compromise their fully independent judgment.

7.                                     The Committee has its own regulations and all Committee decisions are required to be adopted by the favorable vote of an absolute majority of its members who can express their vote also through means of telecommunication if they are not attending in person. The Chairman of the Board of Statutory Auditors, or another statutory auditor appointed by the latter, is invited to attend meetings of the Committee. The minutes of Committee meetings are duly recorded by the Group Human Resources Officer, who acts as the Secretary of the Committee. The Committee meets whenever the Chairman deems it necessary or upon the request of another Committee member, usually at the dates provided for by the annual schedule of the meetings approved by the Committee. If the Committee deems it appropriate, executives of the Company or external professionals may be invited to participate so that certain topics can be discussed in detail.

8.                                     The meetings of the Committee are called via a notice, to be sent, also by the Secretary, upon the order of the Chairman of the Human Resources Committee.

9.                                     No director shall take part in the meetings of the Human Resources Committee where proposals are discussed concerning his/her own remuneration.

10.                              When the Board of Directors approved the Procedure for Related Parties, it granted the Human Resources Committee the power to review transactions with related parties which is limited to resolutions concerning the granting of remuneration and financial benefits to the members of management and control bodies and to other executives with strategic responsibilities.

1.2.3                    The Board of Directors

1.                                     Without prejudice to the functions of the Human Resources Committee, the Board of Directors is responsible for: (i) approving the remuneration of directors performing special duties pursuant to article 2389, paragraph 3, of the Italian Civil Code; (ii) allocating the aggregate remuneration fixed for the directors at the Meeting of Stockholders, in the event this was not determined by the stockholders; and (iii) reviewing the incentive plans to be submitted for approval at the Meeting of Stockholders and the allocation of benefits thereunder annually, normally at the Meeting of Stockholders after approval of the financial statements.

2.                                     With the assistance of the Human Resources Committee, the Board of Directors confirms that the Remuneration Policy has been implemented properly.

2.                                     PURPOSES AND PRINCIPLES OF THE REMUNERATION POLICY

1.                                     The Company’s Remuneration Policy is based on the “pay for performance” principle, proactively promoting the establishment of an actual and verifiable link between an individual’s remuneration and performance - both individual and of the Group - with the purpose of:

(a)                                aligning the management’s interests with the medium- to long-term interests of shareholders and other stakeholders, assessing the performance not only on an annual basis, but in a longer time frame;

(b)                                increasing the value of the Company on a sustainable basis, i.e. helping to implement the strategy and objectives of both Luxottica and the Group over time, creating long-term value for all stakeholders and strengthening the Company’s reputation;

(c)                                 drawing and motivating qualified professional resources for the pursuit of the objectives of both Luxottica and the Group and motivating these resources to remain with the Group.

2.                                     In particular, the principles which form the basis of decision making on remuneration are:

(a)                                closely correlating the remuneration opportunities to actual results - both individual and general - of the organization, reflecting and measuring the impact of individual performance on the creation of value for the Company and the Group;

(b)                                developing a global offer of remuneration opportunities, which can demonstrate the capacity to draw and retain key and deserving resources of the organization of today and tomorrow, according to the principles of  equal opportunities, enhancement of individual knowledge and professional skills, equity and non-discrimination as provided for by the Group’s Code of Ethics.

3.                                     Global remuneration includes a balanced articulation of monetary components, both fixed and variable, and non-monetary, direct and deferred components, which guarantees that pay-packages move over time alongside sustainable profitability levels.

4.                                     The Remuneration Policy is consistent with the risk management policy of the Group. The full alignment of the Group’s remuneration policies, the reference regulatory framework and best practices, as well as the full compliance with the corporate values of transparency and responsibility, are functional to the compliance with the interests of shareholders and also of all the other stakeholders, and also to the continuous strengthening of the Group’s reputation and the removal of any conflict of interest. Adopting the Group’s remuneration strategy based on the pay-for-performance principle, namely on a direct relationship between remuneration and results achieved, in fact guarantees that remuneration is not only fair, appropriate and stimulating, but its ultimate purpose is always guaranteeing the creation of medium- and long-term value for all stakeholders, in the perspective of full economic and social sustainability.

3.                                     REMUNERATION COMPONENTS

3.1                              Identification of the pay-mix

1.                                     The remuneration available for executive directors (who are also employees of the Company or Group), general managers and executives with strategic responsibilities is comprised of (i) a fixed part (see para. 3.2 below); (ii) a short-term variable part (see para. 3.3 below); and (iii) a possible medium- to long-term variable component (see para. 3.4 below).

2.                                     The guidelines for the composition of the fixed and variable elements of the remuneration package are defined by Human Resources management based on each segment of the employee population.

3.                                     With specific reference to executive directors who are also Company employees, general managers (where appointed) and the executives with strategic responsibilities, the Human Resources Committee defines at the Group level the pay-mix structure, determining its composition in terms of fixed and variable components, consistently benchmarking its conclusions against market trends and internal analysis.

4.                                     Set forth below are the principles on which the remuneration packages are based for the executive directors who are also Company employees and for executives with strategic responsibilities:

(a)                                balancing the fixed and variable components of the remuneration based on the Company’s strategic objectives and consistently with its risk management policy, in addition to the creation of long-term value for all stakeholders and sustainable growth. The variable component normally exceeds the fixed portion;

(b)                                with reference to the variable component of remuneration:

•                  establishing a proportionate weighting of the variable remuneration, in order to guarantee the alignment of the actions of executive directors that are also company employees and executives with strategic responsibilities with business objectives, as well as the shareholders’ interests. Therefore, performance assessment parameters linked to profitability and sustainable growth are preferred.

•                  binding the payment of variable remuneration:

(i)              to the achievement of performance targets that must be predetermined, measurable and linked to the creation of value for shareholders in the medium and long term. In particular, in the case of qualitative objectives, the latter must be accompanied by an ex-ante indication of the objective parameters to be considered in the final evaluation, indicating the expected results and the estimator. Each step of the entire process must be written and documented; and

(ii)           to the achievement of a threshold value of performance objectives, to be established ex-ante (the so-called gate);

•                  establishing maximum limits for allocation of the variable component of remuneration, usually not exceeding 2x the fixed remuneration;

•                  providing an adequate accrual period for the long-term variable component (see para. 3.4 below);

(c)                                 supplementing the remuneration package with an adequate offer of benefits, with reference to market standard practices;

(d)                                minimizing the use of indemnities or other compensation to be stipulated ex-ante in the event of resignation, removal from a position, dismissal or termination of employment, without prejudice to the power of the competent boards to authorize agreements in this regard for specific cases;

(e)                                 monitoring and analyzing standard remuneration procedures and best practices implemented in the reference market with the objective of ensuring a total remuneration package that is both as competitive as possible and market aligned.

3.2                              Fixed remuneration

The fixed remuneration component is essentially correlated to the significance of the position and therefore linked to professional specialization and the skills required of the individual, as well as related responsibilities and performance achieved over time. The Company consistently monitors market practice with respect to the fixed remuneration components, in order to align itself with best practices and also verifies that remuneration levels are being consistently applied across the Group. Normally, the fixed remuneration component is determined at the time of hiring and, afterwards, any increase by merit for the same position can only be applied against a performance at least aligned with expectations. Executives with strategic responsibilities are also granted allowances for all domestic and foreign travel, in line with the provisions of the reference agreement for executives and the company’s complementary agreements.

3.3                              Short-term Variable remuneration

1.                                     The variable remuneration component is aimed at rewarding the results achieved by establishing a direct connection between remuneration and short-term performance, consistently with sustainable growth and a risk management policy suitable for guaranteeing the creation of value for all stakeholders in the long term.

2.                                     To strengthen the alignment between management’s/employees’ interests with those of the shareholders and the other stakeholders, the performance measurement is based on the actual results achieved by the Company or Group as a whole, the reference business unit and, of course, the individual.

3.                                     The main instrument used in connection with variable remuneration is the Management by Objectives system (“MBO”), which is primarily, but not exclusively, used for Group management. Annual incentives reward the achievement of quantitative and qualitative performance objectives, and usually a variable bonus is paid in connection with them.

4.                                     The so-called Key Performance Indicators, as well as the relevant associated performance objectives, are reviewed on a yearly basis by the Human Resources Department, assisted by the Management Control Department, and are submitted for the approval of the Human Resources Committee. These objectives are always defined using objective and measurable parameters, devised in such a way as to neutralize elements or events that may have distorting effects on the incentive system, such as, for instance, extraordinary components that may favor short-term objectives rather than long-term interests.

5.                                     In particular, performance objectives can be linked both to business managerial targets (processes/projects) as well as to organizational development targets (skills, abilities). In any case, the assigned objectives must be:

•                               specific: the goal of each objective that is to be attained must be clearly and factually stated and the expected results must also be identified;

•                                measurable: the expected results are calculated through easily understandable indicators that are based on factual evidence;

•                                results-oriented: objectives must be defined with reference to the Company’s and Group’s general strategy and long-term objectives;

•                                time specific: intermediate steps and deadlines must be clearly and precisely defined.

6.                                     Normally, the parameters that can be used focus on the Group’s economic/financial and operating performance in terms of stability, efficiency, creation of value and sustainability; in particular, the following parameters stand out:

(a)                                consolidated Earnings per Share (EPS): a measure resulting from the Group consolidated financial statements and equal to the net profit resulting from the relevant financial statements divided by the average number of the company’s outstanding shares;

(b)                                Free Cash Flow: that is the difference between the monetary cash flow generated by the operations and the outgoing cash flows for investments. This measure is a measurement of the Group’s self-financing capacity;

(c)                                 Net Sales: that is the growth of the net turnover in terms of absolute value;

(d)                                Sales Comp: a typical business retail indicator, which enhances the LFL growth of net turnover under conditions of constant foreign exchange rates;

(e)                                 DOP — Divisional Operating Profit and OI — Operating Income: both metrics are measurements of profitability, for the wholesale business and the retail business respectively, and are calculated considering the Group’s operations only, i.e. including interest, taxes, depreciation and amortization on tangible and intangible assets;

These parameters can be used either individually or as a part of a mix, which can also vary for different managers according to individual roles and responsibilities.

It is also possible that, when defining performance objectives, specific function objectives are used - mostly in connection with the above-mentioned parameters - and also qualitative objectives linked to specific individual performance parameters, based on the specific characteristics of the various positions; this is in order to best align the characteristics of the MBO plan with the features and needs of the different functions in the Company and the Group.

7.                                     Currently, the main performance objective used - which is applied to all executive positions - is the consolidated EPS, which can be supplemented with financial and/or business indicators, and also specific function objectives.

8.                                     When assessing the achievement level of performance objectives, upon the proposal of the Human Resources Committee, restructuring costs from acquisition (if they are not budgeted), as well as costs of reorganization and extraordinary transactions not related to normal operations can be neutralized.

9.                                     Evaluating the performance and communicating the achievement level of assigned objectives is an ongoing process marked by three key dates over twelve months:

(a)                                definition and communication of the objectives for the year, normally by March of the reference year;

(b)                                interim performance assessment (normally, mid-reference year), for checking the achievement level of results in the first half of the year and taking any corrective actions;

(c)                                 final performance assessment and communication of the achievement level of assigned objectives (generally, by March of the next year). Objectives are examined by the Human Resources Committee and then shared with the Board of Directors.

10.                              The payment of variable remuneration is subject to the achievement of a threshold of the pre-established performance objective, be it financial or in any case measurable through factual and objective data to be established ex-ante, and a ceiling on the issue of the variable component of the remuneration is also provided. This ceiling varies according to the role played by the individual in the Company and the Group, his/her skill at achieving results and the reference market. The variable remuneration target values for management may vary from 30% to 100% of the fixed remuneration. The pay-out ceiling can range from 45% to 200% of the above-mentioned target values. It is also pointed out that changes in the role and responsibility can entail a change in the target percentage.

11.                              At the end of each fiscal year, the Group Human Resources Department checks the achievement level of assigned objectives based on the final results with the help of the Management Control Department. The variable remuneration level to be paid is normally determined by linear interpolation, in order to have a proportional and accurate growth or drop in the variable remuneration actually paid according to the achievement level of the assigned objective.

12.                              When defining MBO plans, the Board of Directors can evaluate the introduction of forms to defer the payment of the variable remuneration component, where this is deemed suitable because of the role played by some key figures and their related responsibilities, and also following the approval of the Human Resources Committee.

13.                              Currently, the variable remuneration component given based on MBO plans is paid the year after the reference year, after taking the final data into account in order to measure the achievement level of performance objectives and, then, to determine the variable remuneration level due to each beneficiary. Current MBO plans, therefore, do not include mechanisms to defer the variable remuneration component over several years. This choice has been taken, inter alia, based on the following considerations:

(a)                               on one hand, it has been considered that MBO plans already include suitable mechanisms - taking the segment of involved population into account - for guaranteeing, in general, the alignment of the beneficiaries’ objectives and the medium- and long-term interests of shareholders and other stakeholders. First of all, by defining performance objectives based on current operations, neutralizing extraordinary components that might favor short-term results. Secondly, by identifying a single performance objective (currently, consolidated EPS) to be used for all executive positions, of any organizational level, territory, segment and channel, which acts as the basic element of short-term incentives and medium- long-term incentives. In this way, the matching of interests and strategies among the various population segments is promoted in a longer time frame;

(b)                               on the other hand, it has been considered that the application of the above-mentioned specific deferment mechanisms is particularly meaningful for the strategically most important top managers, for whom other ad hoc retention mechanisms are being applied (see para. 3.4 below).

14.                              When defining MBO plans, the Board of Directors can also evaluate the introduction of mechanisms or the closing of contractual agreements that specify and regulate the Company’s right to claim the refund, in full or in part, of variable remuneration components that were determined based on data that have proved to be clearly wrong.

                                               Starting from the 2015 fiscal year, consistently with the recommendations of the Code of Conduct, specific claw-back mechanisms have been introduced for the short-term remuneration of General Directors and executives with strategic responsibilities. Therefore, if, subsequent to the payment of the short-term variable remuneration of the parties stated above, there are objective circumstances that suggest that the data on which the achievement of the objectives has been based is to be considered clearly wrong, the Company may ask the aforesaid parties, to the extent possible in accordance with applicable regulations, to refund all or part of any amounts paid as MBO. The Company will carry out the assessment regarding if and to what extent the claw-back right is to be exercised, based on: i) the existence of malicious actions or serious misconduct, without which the objectives would not have been reached or such as to compromise their achievement; ii) the seriousness of this conduct; iii) the degree of involvement of the beneficiaries in the events that led to an incorrect assessment of the achievement of the objectives. The claw-back right can be exercised: i) in the event of gross negligence, within and not exceeding three years from the payment of the variable remuneration; and ii) in the event of willful misconduct, within and not exceeding five years from the payment of the MBO.

15.                              The incentive mechanisms of the Executive Responsible for drawing up corporate accounting documents and the Internal Audit Manager are consistent with the tasks assigned to them. In particular, specific quality parameters are used for the Internal Audit Manager: their definition and assessment is entrusted to the Control and Risk Committee, in order to guarantee full independence and to prevent potential conflicts of interest.

16.                              It must also be noted that the Executive Responsible for drawing up corporate accounting documents does not receive any specific remuneration for the performance of the activities related to this position, and receives a single payment as Chief Financial Officer.

3.4                              Medium to Long-term Variable Remuneration

1.                                     The variable remuneration also has a medium to long-term component, which is mainly aimed at directing the actions of management towards achieving business objectives and retaining Group key personnel (“retention”).

Medium to long-term incentive plans recognize the organizational role in the Company or the Companies of the Group held by the beneficiaries, the individual performance results achieved by the beneficiary in the previous year and the potential for professional growth within the Group in the medium to long-term. More specifically, the following elements are assessed: (i) the ability of the single beneficiary to contribute to the development of the Company and the Group; (ii) the professional competence and the role held in the Company’s organizational structure; (iii) the level of his/her total remuneration; and (iv) the specific retention needs.

In any case, in order to guarantee an adequate retention level and a proper alignment with the medium to long-term objectives of the Company and the Group, as well as of the shareholders and other stakeholders, it has been arranged that the medium to long-term variable remuneration is usually paid to the beneficiaries — both via incentive plans based on financial instruments and via monetary retention plans — only after an adequate accrual period has passed. For incentive plans based on financial instruments, shares are always allocated after a certain vesting period has passed, usually three years, from the allocation of the units or option rights.

2.                                     The long-term incentives system can take the form of two categories:

I)                                       Monetary or long-term retention plans: in consideration of the frame of reference, current market trends and the implementation of management policies of the Human Resources Department that are being aimed more and more at retaining and motivating high-value executives within the organization that stand out due to their high level of professionalism and their particular degree of criticality for the business, starting from 2016 the Company has reserved the right, subject to the approval of the Human Resources Committee and subsequently, for the executive Directors of the Company, the approval of the Board of Directors, to offer a long-term retention bonus with deferred payment, based on the assessment of particularly outstanding individual performance that is a key factor in the sustainability of results over time.

These bonuses, whose main objective is the pursuit of the retention of key resources within the organization and which are applied over a period of several years, therefore make a substantial contribution not only to the achievement of the mission of the Group over time, but also to the creation of long-term value for all company stakeholders, be they internal or external, and to the prevention of the assumption of excessive risk that could be caused by the pursuit of objectives and approaches that are exclusively short-term, and thus guarantee the sustainability of company results.

It must also be noted that the remuneration from retention bonuses such as those described above must in any case be limited in number and total amount, in order to avoid compromising the financial solidarity of the Company and the Group through the assumption of excessive risk, also in the long-term.

Furthermore, all the extraordinary items that may favor short-term results rather than the creation of value in the medium to long-term will be neutralized in the structuring and subsequent allocation of monetary retention plans.

II)                                  Remuneration plans based on financial instruments, whose objective is to align the interests of beneficiaries, shareholders and other stakeholders by rewarding the creation of long-term value. In particular, the Company has usually adopted the following tools from among the various types of remuneration plans:

(a)                               Performance Shares Plan (called Stock Grant plans) granting units, that is the right to receive Luxottica shares based on the achievement profitability and solidity objectives of the Group accumulated over several years; and

(b)                               Stock Option Plans granting option rights for the subsequent subscription of Luxottica shares.

Details about Luxottica’s current plans are described in related documentation published as required by law.

When defining plans based on financial instruments, the Board of Directors can arrange the following, from time to time, for all or some of the beneficiaries:

(a)                               the prohibition to transfer - for a predetermined period of time - the shares assigned to them; and/or

(b)                               deferred payments systems; and/or

(c)                                ex post correction systems.

On April 29, 2013, the Ordinary Meeting of Stockholders approved the Performance Shares Plan 2013-2017. This plan provides that beneficiaries, selected by the Board of Directors from among the employees of the Company and the Group, will be granted rights (“Units”) for the free-of-charge allocation of Luxottica shares, provided that, consolidated EPS (“Earnings Per Share”) targets defined by the Board of Directors are cumulatively reached over a three-year reference period. In the event of the failure to reach the minimum target level of performance objectives (the so-called “gate”), the beneficiary will accrue no right to be allocated any shares. If, instead, targets were overreached (the so-called “over-performance”), the ceiling of 120% of the fixed target would apply. According to the Performance Shares Plan 2013-2017, the Board of Directors is allowed, from time to time, to forbid all or some of the beneficiaries from selling a portion of the allocated shares for a pre-determined period. This share retention mechanism was therefore applied starting from the allocation of the shares of the Performance Shares Plan 2013-2017, which occurred in 2015, and involved the units allocated to the Managing Directors and executives with strategic responsibilities. If, therefore, on the date of allocation of the Shares the beneficiary still holds the office of “executive director” or “executive with strategic responsibilities”, one third of the allocated shares will be subject to a non-transferability clause until the final date of termination of the mandate as executive director of the Company, including any renewals, and in the case of Executives with Strategic Responsibilities, until the third year subsequent to the allocation date.

On the other hand, no deferred payment mechanisms have been planned. In fact, it is considered that this plan already includes suitable retention and medium- to long-term interest alignment measures, since it provides for a three-year vesting for the allocation of shares to the Company and a method to calculate the consolidated EPS (matching the provisions of par. 3.3 above), which neutralizes extraordinary income components that may enhance short-term results.

For events not specifically regulated by the Regulations of the Performance Shares Plan

2013-2017, such as extraordinary transactions involving Company equity, for instance mergers, demergers and reduction in equity due to losses by cancelling shares, or legislative or regulatory amendments or other events, including managerial events, such as, by way of example, any amendments to the accounting principles used to draw up the financial statements, which may affect the EPS Target and/or the Plan, the Board of Directors, at its discretion an in any event within the limits permitted by the laws in force from time to time, will assess and therefore, if necessary, adopt the possible amendments and additions to be made to the Regulations and/or the Units allocated, including, for example, the EPS Target or assignable Shares, considered necessary or appropriate to ensure the substantial and economic content of the Plan is unchanged. To date, no further ex-post correction mechanisms have been planned.

Lastly, existing Stock Option Plans (in this connection, it is pointed out that the last Stock Option Plan was assigned by the Company in 2012): (a) generally provide for a suitable vesting period after which options may be exercised (not shorter than three years); (b) the exercise of options may also depend on the achievement of specific performance objectives defined according to the mid- and long-term objectives of the Company and the Group (such as consolidated EPS or Earnings per Share).

3.                                      The Internal Audit Manager is not included in the long-term incentive plans based on financial instruments, be they Stock Option Plans or Performance Shares Plans, but rather in long-term incentive plans that consist of cash bonuses, deferred over a period of three years and unconnected with the Company’s results.

3.5                              Benefits and insurance coverage (i.e. social security or pension schemes), in addition to compulsory coverage

With the objective of providing a global remuneration offer that is as competitive and aligned with the best practice available in the local markets as possible, the remuneration package of executive managers, other executives with strategic responsibilities and senior managers is supplemented with fringe benefits (like, for instance, a company car), with the purpose of supplementing the remuneration package with components in kind that are consistent with the status of the beneficiary, as well as complementary insurance policies (like, for instance, supplementary health insurance), whose aim is protecting the well-being of the beneficiary in a broad sense, i.e. the so-called perquisite. In addition to life insurance coverage and coverage against non-work related accidents as provided for by the National Collective Labor Agreement, the registration in a fund for the reimbursement of supplementary health expenses is offered, in addition to the fund provided for by the National Collective Labor Agreement. Then, additional fringe benefits, like, for instance, housing, schooling and so on, can be given in the case of specific tasks, like, for instance, missions abroad.

It is to be noted that non-monetary benefits, as well as insurance, social security and pension coverage, are also paid internationally according to market practice and in compliance with the local rules in force from time to time.

In line with best practices, a policy that covers civil liability against third parties of the corporate boards (including the Board of Statutory Auditors), General Managers, executives with strategic responsibilities, senior managers and other managers (the so-called D&O — Directors & Officers Liability) has also been stipulated. This is in order to hold the above-mentioned subjects harmless from any liability for damages resulting from the exercising of their respective functions (excluding the cases of fraud and serious misconduct).

3.6                              Compensation in the event of resignation, dismissal or termination of the employment relationship

3.6.1                    The Company may agree on special treatment with respect to the termination of office or employment for individual executive directors employed by the Company, or general managers (where appointed) or other executives with strategic responsibilities, if it is deemed appropriate in order to attract and retain particular professional resources, and also in connection with the important role played in the structure of the Company and/or the Group.

3.6.2                    Any agreement must be prepared in accordance with reference benchmarks on the subject and within the limits defined by case law and the standard practices in the country in which the agreement is concluded.

3.7                              Non-competition agreements and prohibition on solicitation

3.7.1                    The Group provides for the possibility of entering into non-competition agreements or prohibitions on soliciting employees, partners and customers of the Company or other Companies of the Group with directors, general managers, executives with strategic responsibilities and senior managers at the end of their mandate or employment.

3.7.2                    In accordance with case law and standard practice, these agreements may provide for payment of remuneration proportional to the Gross Annual Income (“GAI”), related to the duration and the extent of the restriction imposed by the agreement itself.

3.7.3                    The non-competition obligation refers to the product sector in which the Group operates at the time of entering into the agreement as well as the geographic limits; the extent of the obligation also will vary depending on the position held by the individual at the time of termination of the employment relationship.

3.7.4                    It is to be noted that the prohibition on solicitation is subject to a time limit, usually 24 months.

3.8                              Other forms of discretionary, occasional and nonrecurring remuneration

Monetary bonuses that occasionally reward results or performance not included in the short- and long-term variable remuneration components may be provided for through discretionary, one-off bonuses and considerations. In a pay-for-performance perspective, it is, in fact, believed that the payment of one-off money considerations to particularly outstanding strategic managers, because of their exceptional individual contributions, is an important method of differentiation and merit-based selection and, therefore, a way of retaining high-value resources. The assessment of such results and the corresponding bonuses and considerations are subject to the prior examination of the Human Resources Committee and then, for Directors employed by the Company, of the Board of Directors.

4.                                     THE REMUNERATION OF THE DIRECTORS

4.1                              The basic remuneration of directors

In accordance with the law and the articles of association, the remuneration paid to directors for the positions they hold is determined by the Meeting of Stockholders, and may include either the aggregate amount of remuneration to be paid or specific details on how it is to be divided among the directors. The members of the Board of Directors are entitled to reimbursement of any expenses incurred by reason of their position.

4.2                              The remuneration of directors performing special duties

1.                                     The remuneration of directors performing special duties is determined by the Board of Directors, on the proposal of the Human Resources Committee, at the time of their appointment or in the first meeting following their appointment, or in any case after their appointment.

2.                                     In particular, the Board of Directors can decide, with the approval of the Board of Statutory Auditors, to award additional remuneration supplementing the fixed remuneration that is generally determined at the Ordinary Meeting of Stockholders for the directors performing special duties at the time of their appointment (see para. 4.1 above).

3.                                     Therefore, the remuneration of directors performing special duties can be composed of: (i) an annual fixed component, which may take the special duties of the directors into consideration; and (ii) in the case of directors who are entrusted with specific tasks, a medium- to long-term variable component. For executive directors that are also employees of the Company, the variable remuneration component follows the above-mentioned provisions (see para. 3.3 and 3.4).

4.                                     In several cases, special positions held in companies controlled by Luxottica involve the allocation of remuneration due to the commitment required.

4.3                              The remuneration of non-executive directors

1.                                     The remuneration of non-executive directors is not linked to the achievement of specific performance objectives on the part of the Company. Furthermore, these directors are not the recipients of medium to long-term incentive plans.

2.                                     The non-executive directors that are members of the committees set up within the Board of Directors (namely, the Human Resources Committee and the Control and Risk Committee) receive additional remuneration for these positions, which is determined by the Board of Directors, subject to the approval of the Board of Statutory Auditors.

3.                                     The additional remuneration allocated according to the above procedure is awarded on the recommendation of the Human Resources Committee, where it is clearly understood that in this case each director abstains from voting on the proposals regarding his/her own remuneration.

4.4                              The remuneration of executives with strategic responsibilities

1.                                     The identification of the most significant members of staff is carried out by the Board of Directors. The group of executives with strategic responsibilities includes the top managers in Italy and abroad.

2.                                     For executives with strategic responsibilities, the annual variable remuneration (made up of MBO and LTI incentive plans, according to the statements above) represents a significant part of overall remuneration: as a general rule, the percentage represented by the variable remuneration of total remuneration may vary between 50% and 70%.

****

The Remuneration Policy set forth above differs slightly from the version submitted to the advisory vote of the General Meeting of Stockholders held on April 24, 2015, aimed at reducing the effect of medium to long-term variable remuneration on the allocation of financial instruments in favor of variable remuneration instruments based on the payment of monetary benefits.

SECTION II

INFORMATION ON REMUNERATION

1.                                     DESCRIPTION OF REMUNERATION

The components that comprise the remuneration paid, for any reason and in any form, during the 2015 fiscal year in favor of the following persons are listed by name below: (i) the members of the Board of Directors; (ii) the General Manager of Central Corporate Functions; and (iii) the members of the Board of Statutory Auditors; the same information is provided in the aggregate for the other executives with strategic responsibilities.

The Meeting of Stockholders of April 24, 2015 appointed the Board of Directors and the Board of Statutory Auditors that will remain in office for three years, until the approval of the financial statements as at December 31, 2017. The following section of this Report provides information on all the people that have held the office of Director or Statutory Auditor also for only part of the fiscal year; unless specified otherwise, the offices indicated in the following paragraph have been held for the whole of 2015.

1.                                     Leonardo Del Vecchio (Chairman of the Board of Directors)  received:  (i)”basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration for acting as Chairman of the Board in accordance with article 2389, paragraph 3, of the Italian Civil Code.

2.                                     Luigi Francavilla (Vice-Chairman of the Board of Directors) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for acting as Vice-Chairman of the Company in accordance with article 2389, paragraph 3, of the Italian Civil Code; and (iii) remuneration for acting as Chairman of the subsidiary company, Luxottica S.r.l.

3.                                     Massimo Vian (CEO for Product and Operations; also holding the office of CEO for Markets ad interim until January 19, 2015) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for acting as CEO of the Company in accordance with article 2389, paragraph 3, of the Italian Civil Code; (iii) fixed remuneration as a manager employed by the Company; (iv) MBO variable remuneration for 2015; and (v) supplementary accident insurance and other non-monetary benefits.

On March 2, 2015, Mr. Vian was awarded 20,000 shares pursuant to the 2012 Performance Shares Plan. During 2015, he was designated as a beneficiary of the ordinary and extraordinary allocation of shares under the 2015 Performance Shares Plan incentive plan and was awarded a total of 134,400 shares.

4.                                     Adil Mehboob-Khan (Director since January 19, 2015; since January 19, 2015 CEO for Markets; ceased on January 29th 2016) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for acting as CEO of the Company in accordance with article 2389, paragraph 3, of the Italian Civil Code; (iii) fixed remuneration as a manager employed by the Company; (iv) MBO variable remuneration for 2015; and (v) supplementary accident insurance and other non-monetary benefits. (vi) an Entry Fee as CEO of the Company.

During 2015 he was designated as a beneficiary of the extraordinary allocation of shares under the 2015 Performance Shares Plan incentive plan and was awarded a total of 327,600 shares.

5.                                     Marina Brogi (Director since April 24, 2015 and member of the Human Resources Committee) received: “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration as member of the Committee.

6.                                     Luigi Feola (Director since April 24, 2015) only received the “basic” remuneration as a director of Luxottica.

7.                                     Elisabetta Magistretti (Director confirmed by the Meeting of Stockholders of April 24, 2015, member of the Control and Risk Committee until April 24, 2015 and from this date Chairwoman of the aforesaid committee) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration as member of the Committee. Since April 24, 2015 has received: (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as Chairwoman of the Control and Risk Committee.

8.                                     Mario Notari (Director since April 24, 2015 and member of the Human Resources Committee) received: (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as member of the Committee.

9.                                     Maria Pierdicchi (Director since April 24, 2015) only received the “basic” remuneration as a director of Luxottica.

10.                              Karl Heinz Salzburger (Director since April 24, 2015) only received the “basic” remuneration as a director of Luxottica.

11.                              Luciano Santel (Director since April 24, 2015 and member of the Control and Risk Committee) received: (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as member of the Committee.

12.                              Cristina Scocchia (Director since April 24, 2015 and member of the Control and Risk Committee) received: (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as member of the Committee.

13.                              Sandro Veronesi (Director since April 24, 2015) only received the “basic” remuneration as a director of Luxottica.

14.                              Andrea Zappia (Director since April 24, 2015 and Chairman of the Human Resources Committee) received: : (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as Chairman of the Human Resources Committee.

15.                              Mario Cattaneo (Director and Chairman of the Control and Risk Committee until April 24, 2015) received: (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as Chairman of the Committee.

16.                              Claudio Costamagna (Director and Chairman of the Human Resources Committee until

April 24, 2015) received: (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as Chairman of the Human Resources Committee.

17.                              Claudio Del Vecchio (Director until April 24, 2015) only received the “basic” remuneration as a director of Luxottica.

18.                              Marco Mangiagalli (Director, member of the Control and Risk Committee and member of the Human Resources Committee, in office until April 24, 2015) received: (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as member of the Control and Risk Committee and the Human Resources Committee.

19.                              Anna Puccio (Director and member of the Human Resources Committee, in office until April 24, 2015) received: (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as member of the Human Resources Committee.

20.                              Marco Reboa (Director and member of the Control and Risk Committee, in office until April 24, 2015) received: (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as member of the Committee.

21.                              Francesco Vella (Chairman of the Board of Statutory Auditors) received the remuneration for his position as statutory auditor of Luxottica that was set at the Meeting of Stockholders.

22.                              Alberto Giussani (statutory member of the Board of Statutory Auditors) received remuneration for his position as statutory auditor of Luxottica that was set at the Meeting of Stockholders at the time of his appointment.

23.                              Barbara Tadolini (statutory member of the Board of Statutory Auditors) received remuneration for her position as statutory auditor of Luxottica that was set at the Meeting of Stockholders at the time of her appointment, as well as remuneration as for her position as statutory auditor of the subsidiary company Salmoiraghi & Viganò S.p.A.

24.                              During 2015 sixteen managers held positions with strategic responsibilities, also for only part of the year. The information on these managers is given below and in the following tables. For the sake of completeness, it is to be noted that in its meeting on January 19, 2015, the Board of Directors identified nine executive positions with strategic responsibilities.

25.                              The following remuneration was paid to the executives with strategic responsibilities, including those that held the positions for only part of the year:

(a)                               With regard to the 10 executives with strategic responsibilities employed by the Company:

•                  these executives received: (i) fixed remuneration as executives of Luxottica; (ii) variable MBO remuneration for 2015; (iii) other non-monetary benefits; (iv) severance indemnity for end of office or termination of employment;

•                  a total of 290,200 rights were allocated to 9 of them under the “2015 Performance Share Plan” incentive plan;

•                  upon the recommendation of the Human Resources Committee, the Board of Directors of Luxottica awarded a total of 88,000 Luxottica shares to 6 executives with strategic responsibilities employed by the Company on March 2, 2015, having verified that EPS objectives were satisfied in the 2012-2014 three-year period of reference set forth in the 2012 Performance Share Plan;

•                  during 2015, 2 executives exercised 40,000 options under the Stock Option Plans;

(b)                               with regard to 6 executives with strategic responsibilities employed by subsidiary companies:

•                  these executives received: (i) fixed remuneration as executives of Luxottica; (ii) variable MBO remuneration for 2015; (iii) other non-monetary benefits; (iv) severance indemnity for end of office or termination of employment;

•                  a total of 49,200 rights were allocated to 4 of them under the “2015 Performance Share Plan” incentive plan;

•                  upon the recommendation of the Human Resources Committee, the Board of Directors of Luxottica awarded a total of 90,000 Luxottica shares to 6 executives with strategic responsibilities employed by the Company on March 2, 2015, having verified that EPS objectives were satisfied in the 2012-2014 three-year period of reference set forth in the 2012 Performance Share Plan;

•                  during 2015, no executive exercised any options under the Stock Option Plans.

26.                              It is to be noted that the remuneration described in this report for fiscal year 2015 was determined in conformity with the Remuneration Policy submitted to the Ordinary Meeting of Stockholders on April 24, 2015.

27.                              For more details on the remuneration paid, please refer to the tables below; whereas for more details on the incentive plans approved by the Company, please see the documents and regulations published in the “Company/Governance/Remuneration/Incentive Plans” section of the Company’s website www.luxottica.com.

2.                                     INFORMATION ON THE CONSEQUENCES OF THE TERMINATION OF EMPLOYMENT OR POSITION OF DIRECTOR AND THE EXISTENCE OF SPECIAL AGREEMENTS WITH DIRECTORS AND EXECUTIVES WITH STRATEGIC RESPONSIBILITIES

1.                                     On January 19, 2015 the Board of Directors approved the agreements aimed at regulating the consequences of the termination of the employment relationship existing between the Company and Adil Mehboob-Khan, CEO for Markets, and Massimo Vian, CEO for Product and Operations respectively.

If the Company withdrew the existing employment of Adil Mehboob-Khan, with the exception of termination for just cause or due to non-fulfilment, the following amounts were to be paid: (a) a gross amount equal to EUR 9,000,000 for termination in the first year of employment; (b) a gross amount equal to EUR 7,000,000 for termination in the second year of employment; (c) a gross amount equal to EUR 3,000,000 for termination in the third year of employment and thereafter. In the event of the termination of employment, the agreement also provided for a 24-month non-competition and non-solicitation agreement, remunerated with a gross payment of EUR 1,000,000. This amount was to be paid in deferred equal instalments on a quarterly basis starting from the date of termination of the employment relationship.

Therefore, due to the termination of the directorship existing with the Company and the closing of the employment relationship, which occurred on January 29 and February 29, 2016 respectively, Adil Mehboob-Khan was paid a redundancy package equal to a gross amount of EUR 6,800,000, as well as a gross amount of EUR 200,000 as a general novation transaction and severance indemnity.

Furthermore, Adil Mehboob-Khan was also paid the short-term variable remuneration for the year 2015.

Adil Mehboob-Khan did not retain any rights over the long-term incentive plans previously assigned. Furthermore, the non-competition obligations and the prohibition on the solicitation of staff and associates were not enforced by the Company in relation to the agreement entered into at the time of Mr. Kahn’s hire.

If the Company withdrew the existing employment of Massimo Vian, with the exception of termination for just cause or due to non-fulfilment, a gross amount equal to EUR 3,000,000 for termination was to be paid. In the event of the termination of employment, the agreement also provided for a 24-month non-competition and non-solicitation agreement, remunerated with a gross payment of EUR 500,000. This amount was to be paid in deferred equal installments on a quarterly basis starting from the date of termination of the employment relationship.

The termination for any reason of the employment relationship regulated by the agreement constitutes just cause for revocation from the office of director of the Company, without any compensation or indemnity.

2.                                     The termination of general employment or of a position as a Director of the Company is treated as follows with respect to the incentive plans assigned by Luxottica pursuant to article 114-bis of The Italian Consolidated Finance Law:

•                  as a rule, for ordinary Stock Option Plans, which are not dependent on the achievement of specific performance objectives, the allocated option rights expire when the Company informs the beneficiary that his or her employment is terminated with just cause or for a subjective justified reason or, in the event of disciplinary action that may lead to dismissal, at the time of receipt of notification thereof. Additionally, these rights expire on the day that a beneficiary informs the Company of his/her withdrawal from employment. During the notice period, the possibility of exercising option rights which have vested during this period is expressly excluded;

•                 vested options are exercisable subsequent to the termination of employment in the following cases: termination of employment for reasons other than those stated in the previous paragraph (that is, by way of example but not limited to, in the case of: (i) consensual termination of employment; or (ii)  withdrawal from employment on the part of the Company for a justified objective reason: in these cases the options can be exercised as a rule within 90 days from the termination of employment. Once this period has elapsed, the rights expire), retirement on grounds of age, unfitness to work and death; with regard to the Performance Share Plan, in the event of (i) voluntary resignation without just cause; or (ii) dismissal for just cause or based on a subjective justified reason, the beneficiary will forfeit the right to be assigned all the Units and any right to the assignment of the shares. On the other hand, in the event of (i) resignation by a beneficiary who meets the legal requirements for a pension; (ii) a permanent disability preventing the beneficiary from continuing the relationship or employment; (iii) death; and (iv) dismissal without cause or not based on a subjective reason, the beneficiary (or his/her heirs or legal successors) will be entitled to retain a number of Units (or assigned shares) calculated in proportion to the duration of the relationship. It is clearly understood that the Board of Directors reserves the right to derogate from the abovementioned provisions allowing, for example, all or part of awarded Units to be kept or shares or a substitutive amount to be awarded, in part or in full, even when the applicable conditions have not been met, and on the basis of specific agreements with the individual beneficiaries, for the Units to be forfeited also in the cases where the latter would be entitled to keep them according to the general rules stated above;

•                  for more details, please refer to the documents and regulations published under the Company/Governance/Compensation/Incentive Plans section of www.luxottica.com.

3.                                     SUMMARY OF THE ACTIVITIES OF THE HUMAN RESOURCES COMMITTEE IN 2015

1.                                     The Human Resources Committee met 5 times in 2015, with meetings lasting an average of approximately seventy-five minutes. The Chairman of the Board of Statutory Auditors or one Statutory Auditor attended three of the aforesaid meetings.

The meetings were duly recorded by the Group Human Resources Officer, who acts as Secretary of the Committee. In 2015 the Committee performed the following activities, making recommendations to the Board of Directors, where appropriate:

•                               Definition of the Corporate 2015 objectives related to the short-term incentive plan (MBO)  for top and senior management and of the cumulative 2015-2017  EPS target related to the long -term incentive plan (PSP 2015) for top and senior management;

•                               Final calculation of the Corporate 2014 objectives related to the short-term incentive plan (MBO) for top and senior management and final calculation of the cumulative 2012-2014 EPS target related to the long -term incentive plan (PSP 2012) for top and senior management;

•                               Examination of the global Succession Management and Leadership Planning process, as well as the related schedule for 2015 and summary document related to the annual process;

•                               Introduction, starting from the 2015 fiscal year, of specific claw-back mechanisms for the short-term variable remuneration of General Managers and Executives with Strategic Responsibilities;

•                               Introduction of the minimum holding clause with reference to the Ordinary and Extraordinary PSP 2015 incentive plans;

•                               Proposal to amend the Regulations of the Human Resources Committee;

•                               Presentation of Compensation Market Practices, with special reference to the main European trends on the remuneration of Top Executives;

•                               Examination of Operations with Related Parties according to the Procedure adopted by the Company in matters of the assignment of remuneration and benefits to the members of the administration and control boards and executives with strategic responsibilities.  In this capacity,  the Committee examined the agreements listed below:

•                  Retention of LTI incentive plans (Performance Share Plans) in the event of termination of the employment relationship;

•                  Review of the remuneration to be paid in the event of the termination of the employment relationship with the two CEOs;

•                  Information on the termination of the employment relationship with one Executive with Strategic Responsibilities;

•                  Examination and assessment of the Entry Fee of the CEO for Markets;

•                  Assessment of the proposals related to the compensation of directors that hold special positions, as well as members of the Control and Risk Committee and the Human Resources Committee;

•                  Assessment and approval of the allocation of a bonus in the form of the awarding of free treasury shares of the Company to all employees of the Italian companies of the Group, on the occasion of the 80th birthday of Mr. Leonardo Del Vecchio, Chairman and Founder of the Group;

•                  Remuneration proposals for 3 key executives.

2.                                     The Board of Directors approved a special allocation amounting to EUR 25,000 for the year 2015 in order to provide the Committee with adequate financial resources to carry out its duties.

Table 1 — Remuneration paid to directors, auditors, general managers and executives with strategic responsibilities (in euros)

(A)	(B)	(C)	(D)	(1)		(2)	(3)			(4)	(5)	(6)	(7)	(8)
						Remuneration	Variable non-equity remuneration						Fair value of Equity Remuneration*	Indemnity
Name and Surname	Office	Term in office	Expiration	Fixed remuneration		for Committee Participation	Bonuses and other incentives		Profit-sharing	Non-cash benefits	Other remuneration	Total	(Estimated Potential Value)	for termination of position

Leonardo Del Vecchio	Chairman	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				1,158,070	(1)							1,158,070
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				1,158,070								1,158,070
Luigi Francavilla	Vice Chairman	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				153,292	(2)							153,292
(II) Remuneration paid by subsidiary or affiliate companies				657,060								657,060
(III) Total				810,352								810,352
Massimo Vian	CEO for Product and Operations	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				1,110,776	(3)		1,365,550	(4)		44,654		2,520,980	3,094,271
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				1,110,776			1,365,550			44,654		2,520,980	3,094,271
Adil Mehboob-Khan	CEO for Markets	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				11,763,034	(5)		1,701,450	(6)		50,514		13,514,998	6,286,644
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				11,763,034			1,701,450			50,514		13,514,998	6,286,644

Marina Brogi	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				68,611	17,153	(7)	85,764
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				68,611	17,153	(7)	85,764
Luigi Feola	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				68,611			68,611
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				68,611			68,611
Elisabetta Magistretti	Director	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				95,292	35,292	(8)	130,584
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				95,292	35,292	(8)	130,584
Mario Notari	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				68,611	17,153	(9)	85,764
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				68,611	17,153	(9)	85,764
Maria Pierdicchi	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				68,611			68,611
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				68,611			68,611
Karl Heinz Salzburger	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				68,611			68,611
(II) Remuneration paid by subsidiary or

affiliate companies
(III) Total				68,611			68,611
Luciano Santel	Director	April 24, 2015 -December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				68,611	24,014	(10)	92,625
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				68,611	24,014	(10)	92,625
Cristina Scocchia	Director	April 24, 2015 -December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				68,611	24,014	(11)	92,625
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				68,611	24,014	(11)	92,625
Sandro Veronesi	Director	April 24, 2015 -December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				68,611			68,611
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				68,611			68,611
Andrea Zappia	Director	April 24, 2015 -December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				68,611	20,583	(12)	89,195
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				68,611	20,583	(12)	89,195
Mario Cattaneo	Director	January 1, 2015 -April 24, 2015	Approval of financial statements for 2015
(I) Remuneration paid by the Company				26,917	9,500	(13)	36,417
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				26,917	9,500	(13)	36,417
Claudio Costamagna	Director	January 1, 2015- April 24, 2015	Approval of financial statements for 2015

(I) Remuneration paid by the Company				26,917	9,500	(14)	36,417

(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				26,917	9,500	(14)	36,417
Claudio Del Vecchio	Director	January 1, 2015 -April 24, 2015	Approval of financial statements for 2015
(I) Remuneration paid by the Company				26,917			26,917
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				26,917			26,917
Marco Mangiagalli	Director	January 1, 2015 -April 24, 2015	Approval of financial statements for 2015
(I) Remuneration paid by the Company				26,917	15,833	(15)	42,145
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				26,917	15,833	(15)	42,145
Anna Puccio	Director	January 1, 2015 -April 24, 2015	Approval of financial statements for 2015
(I) Remuneration paid by the Company				26,917	7,917	(16)	34,833
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				26,917	7,917	(16)	34,833
Marco Reboa	Director	January 1, 2015 -April 24, 2015	Approval of financial statements for 2015
(I) Remuneration paid by the Company				26,917	7,917	(17)	34,833
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				26,917	7,917	(17)	34,833
Francesco Vella	Chairman of the Board of Statutory Auditors	January 1, 2015 -December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				105,000			105,0000
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				105,000			105,0000
Alberto Giussani	Statutory Auditor	January 1, 2015 -December 31, 2015	Approval of financial statements for 2017

(I) Remuneration paid by the Company				70,000			70,000

(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				70,000					70,000
Barbara Tadolini	Statutory Auditor	January 1, 2015-December 31, 2015	Approval of financial statements for 2017
(I) Remuneration paid by the Company				70,000					70,000
(II) Remuneration paid by subsidiary or affiliate companies				18,000	(18)				18,000
(III) Total				88,000					88,000
	Executives with strategic responsibilities — 10 employees of the Company
(I) Remuneration paid by the Company				4,082,037		3,295,600	(19)	138,388	7,516,025	8,232,056	2,276,000
(II) Remuneration paid by subsidiary or affiliate companies
(III) Total				4,082,037		3,295,600		138,388	7,516,025	8,232,056	2,276,000
	Executives with strategic responsibilities — 6 employees of subsidiary companies
(I) Remuneration paid by the Company				353,464		192,750	(20)	11,479	557,693	543,399	—
(II) Remuneration paid by subsidiary or affiliate companies				2,622,580		1,820,864	(21)	—	4,443,444	2,287,737	868,966
(III) Total				2,976,044		2,013,614		11,479	5,001,137	2,831,136	868,966

(1)              EUR 95,292 paid as Director and EUR 1,062,778 paid as Chairman of the Board of Directors.

(2)              EUR 95,292 paid as Director and EUR 58,000 paid as Vice-Chairman of the Board of Directors.

(3)              EUR 95,292 paid as Director, EUR 415,484 paid as CEO and EUR 600,000 paid as an employee.

(4)              Variable non-equity remuneration paid because of the employment contract and for the position as Director.

(5)              EUR 95,292 as a Director, EUR 9,666,129 paid as CEO and EUR 2,001,613 paid as an employee. It is to be noted that following the termination of the employment relationship with the Company starting from February 29, 2016, Adil Mehboob-Khan did not retain any rights over the long-term incentive plans previously assigned.

(6)              Variable non-equity remuneration paid only because of the employment contract and for the position as Director.

(7)              Remuneration paid as member of the Human Resources Committee in office since April 24, 2015.

(8)              Remuneration paid as member of the Control and Risk Committee and from April 24, 2015 as Chairman of the Committee.

(9)              Remuneration paid as member of the Human Resources Committee in office since April 24, 2015.

(10)       Remuneration paid as member of the Control and Risk Committee since April 24, 2015.

(11)       Remuneration paid as member of the Control and Risk Committee since April 24, 2015

(12)       Remuneration paid as Chairman of the Human Resources Committee until April 24, 2015.

(13)       Remuneration paid as Chairman of the Control and Risk Committee until April 24, 2015.

(14)       Remuneration paid as Chairman of the Human Resources Committee until April 24, 2015.

(15)       Remuneration paid as member of the Control and Risk Committee and Human Resources Committee until April 24, 2015.

(16)       Remuneration paid as member of the Human Resources Committee until April 24, 2015.

(17)       Remuneration paid as member of the Control and Risk Committee until April 24, 2015.

(18)       Remuneration paid as statutory auditor in the subsidiary company Salmoiraghi&Viganò.

(19)       Variable non-equity remuneration paid because of the employment contract and for the position as Director.

(20)       Variable non-equity remuneration paid because of the employment contract and for the position as Director.

(21)  Variable non-equity remuneration paid because of the employment contract and for the position as Director.

* Remuneration amounts indicated are equal to the proportionate share of the fair value of the financial instruments on the allocation date, calculated using actuarial techniques, spread over the relevant vesting period.

Table 2 — Stock options granted to directors, general managers and executives with strategic responsibilities

			Options held at the beginning of the year				Options allocated during the year						Options exercised during the year				Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)	(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name and Surname	Office	Plan	Number of options	Exercise price		Exercise period (from - to)	Number of options	Exercise price	Exercise period (from - to)	Fair value on allocation date (Estimated Potential Value)	Allocation date	Share market price on allocation date	Number of options	Exercise price		Share market price on exercise date	Number of options	Number of options	Fair value* (Estimated Potential Value)
Executives with strategic responsibilities - 10 employees of the Company		Non-US Stock Option Plan 2012 (resolution of the Board of May 7, 2012)	60,000	Euro	26.94	May 7, 2015 – May 7, 2021							40,000	Euro	26.94	EUR 60.43 on May 26,2015 and EUR 62.48 on June 26, 2015		20,000
Executives with strategic responsibilities - 6 employees of subsidiary companies		Stock Option Plan 2008 (resolution of March 13, 2008)	15,000	Euro	18.08	March 14, 2011 – March 14, 2017												15,000
		Non-US Reassigned Ordinary Plan 2009 (resolution of the Board of 07 May 2009)	20,000	Euro	15.03	May 7, 2012 – May 7, 2018												20,000
		US Reassigned Extraordinary Plan 2009 (resolution of the Board of 07 May 2009)	50,000	Euro	15.11	December 3, 2012 – June 12, 2018												50,000
Total			145,000										40,000					105,000

* Remuneration amounts indicated are equal to the proportionate share of the fair value of the financial instruments on the allocation date, calculated using actuarial techniques, spread over the relevant vesting period.

Table 3A — Incentive plans awarding financial instruments other than stock options to directors, general managers and other executives with strategic responsibilities

			Financial instruments allocated in previous years and not vested during the year		Financial instruments allocated during the year						Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instruments of the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)		(9)	(10)	(11)	(12)
Name and Surname	Office	Plan	Number and type of financial instruments	Vesting period	Number and type of financial instruments	Fair value on grant date (Estimated Potential Value)	Vesting period	Allocation date	Market price on allocation date		Number and type of financial instruments	Number and type of financial instruments	Value on maturity date	Fair value * (Estimated Potential Value)
Massimo Vian	CEO for Product and Operations	PSP PLAN 2012 (resolution of the Board of May 7, 2012)	24,000	May 7, 2012 – December 31, 2014							4,000	20,000	1,088,000
		PSP PLAN 2013 (resolution of the Board of 29, April 2013)	20,400	April 29, 2013 – December 31, 2015										262,208
		PSP PLAN 2014 (resolution of the Board of April 29, 2014)	22,800	April 29, 2014 – December 31, 2016										296,628
		PSP PLAN 2015 (resolution of the Board of May 4, 2015)			134,400	7,737,408	May 4, 2015 –December 31, 2017	May 4, 2015	EUR	60.02				2,579,136

			Financial instruments allocated in previous years and not vested during the year		Financial instruments allocated during the year						Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instruments of the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)		(9)	(10)	(11)	(12)
Name and Surname	Office	Plan	Number and type of financial instruments	Vesting period	Number and type of financial instruments	Fair value on grant date (Estimated Potential Value)	Vesting period	Allocation date	Market price on allocation date		Number and type of financial instruments	Number and type of financial instruments	Value on maturity date	Fair value * (Estimated Potential Value)
Adil Mehboob-Khan	CEO for Markets	PSP PLAN 2015 (resolution of the Board of May 4, 2015)			**327,600	18,859,932	May 4, 2015 –December 31, 2017	May 4, 2015	Euro	60.02				6,286,644
Executives with strategic responsibilities - 10 employees of the Company		PSP PLAN 2012 (resolution of the Board of May 7, 2012)	105,600	May 7, 2012 – December 31, 2014							17,600	88,000	4,787,200
		PSP PLAN 2013 (resolution of the Board of April 29, 2013)	106,520	April 29, 2013 – December 31, 2015										1,369,137
		PSP PLAN 2014 (resolution of the Board of April 29, 2014)	117,000	April 29, 2014 – December 31, 2016										1,522,170
		PSP PLAN 2015 (resolution of the Board of May 4, 2015)			290,200	16,706,814	May 4, 2015 –December 31, 2017	May 4, 2015	Euro	60.2				5,568,938

A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)		(9)	(10)	(11)	(12)
Name and Surname	Office	Plan	Number and type of financial instruments	Vesting period	Number and type of financial instruments	Fair value on grant date (Estimated Potential Value)	Vesting period	Allocation date	Market price on allocation date		Number and type of financial instruments	Number and type of financial instruments	Value on maturity date	Fair value * (Estimated Potential Value)
Executives with strategic responsibilities - 6 employees of subsidiary companies		PSP PLAN 2012 (resolution of the Board of May 7, 2012)	108,000	May 7, 2012 – December 31, 2014							18,000	90,000	4,896,000
		PSP PLAN 2013 (resolution of the Board of April 29, 2013)	88,800	April 29, 2013 – December 31, 2015										1,141,376
		PSP PLAN 2014 (resolution of the Board of April 29, 2014)	82,800	April 29, 2014 – December 31, 2016										1,077,228
		PSP PLAN 2015 (resolution of the Board of May 4, 2015)			49,200	2,832,444	May 4, 2015 –December 31, 2017	May 4, 2015	EUR	60.02				944,148
Total			675,920		801,400	46,136,598					39,600	198,000	10,771,200	21,047,613

* Remuneration amounts indicated are equal to the proportionate share of the fair value of the financial instruments on the allocation date, calculated using actuarial techniques, spread over the relevant vesting period.

** It is to be noted that following the termination of the employment relationship with the Company starting from February 29, 2016, Adil Mehboob-Khan did not retain any rights over the long-term incentive plans previously assigned.

Table 3B — Cash Incentive plans for directors, general managers and executives with strategic responsibilities

A	B	(1)	(2)			(3)			(4)
			Bonus for 2015			Bonuses of previous years
Name			(A)	(B)	(C)	(A)	(B)	(C)
and Surname	Office	Plan	Payable/paid	Deferred	Term of deferral	Non-payable	Payable/paid	Still deferred	Other Bonuses
Massimo Vian	CEO for Product and Operations	MBO 2015	1,365,550
Adil Mehboob-Khan	CEO for Markets	MBO 2015	1,701,450
Executives with strategic responsibilities - 10 employees of the Company		MBO 2015	3,295,600
Executives with strategic responsibilities - 6 employees of subsidiary companies		MBO 2015	2,013,614

(III) Total			8,376,214

Share ownership of directors, auditors and executives with strategic responsibilities — Year 2015

NAME AND SURNAME	OFFICE	INVESTEE COMPANY	SHARES HELD AS AT December 31, 2014		SHARES BOUGHT		SHARES SOLD		SHARES HELD AS AT December 31, 2015
Leonardo Del Vecchio	Chairman	Luxottica Group S.p.A.	296,666,525	(1)	1,314,000		0		297,980,525	(1bis)
Luigi Francavilla	Vice Chairman	Luxottica Group S.p.A.	3,364,800	(2)			282,000	(2bis)	3,082,800	(2)
Massimo Vian	CEO for Product and Operations	Luxottica Group S.p.A.	2,780	(3)	20,030	(3bis)	8737		14,073	(3ter)
Adil Mehboob-Khan*	CEO for Markets	Luxottica Group S.p.A.	0		5	(4)	0		5	(4)
Sandro Veronesi	Director (in office since April 24, 2015)	Luxottica Group S.p.A.	0		15,000		0		15,000
Claudio Del Vecchio	Director (in office until April 24, 2015)	Luxottica Group S.p.A.	3,310,000	(5)	0		0		3,310,000	(5)
Executives with strategic responsibilities in Luxottica Group S.p.A. (10)		Luxottica Group S.p.A.	1,305		128,120	(6)	126,000		3,425
Executives with strategic responsibilities in subsidiary companies (6)		Luxottica Group S.p.A.	58,198		90,015	(6)	140,400		7,813

*ceased to hold office on January 29, 2016.

(1) 295,904,025 shares held through Delfin S.à r.l. (a company in which he holds 75.00% of the share capital in usufruct with voting rights and owns the remaining 25.00% directly); 275,000 ADRs and 487,500 shares held by his wife Nicoletta Zampillo.

(1bis) 297,218,025 shares held through Delfin S.à r.l. (a company in which he holds 75.00% of the share capital in usufruct with voting rights and owns the remaining 25.00% directly); 275,000 ADRs and 487,500 shares held by his wife Nicoletta Zampillo.

(2) Shares held with joint usufruct rights with his wife Elisabeth Engler.

(2bis)  It is to be noted that the right of usufruct was granted to Luigi Francavilla and his wife Elisabeth Engler equally and indivisibly.

(3)  2,750 shares held by Massimo Vian; 30 shares held by his wife Alessandra Mottes

(3bis) 20,000 shares allocated under the PSP Plan 2012; 15 shares allocated to him as a bonus granted to employees of the Italian companies of the Group on the occasion of the 80th birthday of the Chairman Leonardo Del Vecchio; 15 shares allocated to his wife as a bonus granted to employees of the Italian companies of the Group on the occasion of the 80th birthday of the Chairman Leonardo Del Vecchio

(3ter) 14,028 shares held by Massimo Vian; 45 shares held by his wife Alessandra Mottes

(4)  Shares allocated to him as a bonus granted to employees of the Italian companies of the Group on the occasion of the 80th birthday of the Chairman Leonardo Del Vecchio

(5) 40,000 shares represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation, 142,000 shares held by a trust constituted for the benefit of his minor children.

(6)    Includes shares granted under the PSP Plan 2012 and shares acquired following the exercising of stock options.

It must also be noted that in addition to the holdings disclosed in the above chart, two executives with strategic responsibilities employed by Luxottica’s US subsidiaries that participate in the Tax Incentive Savings Plan (a company-sponsored 401(k) savings plan), beneficially own a certain number of Luxottica ADRs. As of December 31, 2014, such executives with strategic responsibilities beneficially owned interests in the Plan equivalent to, in the aggregate, 1,468.90 ADRs. As at December 31, 2015, the aforesaid executives owned the equivalent of 475.04 ADRs. The ADRs beneficially owned by Plan participants are held in the form of “Units” of an investment fund offered under the Plan and are allocated by the Plan administrator (Fidelity Investments) to participant accounts based on the cash amounts that the participants have decided to invest, which may result in holdings of fractional ADR investments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: April 7, 2016		MICHAEL A. BOXER
Group General Counsel